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                                          Filed by: Northrop Grumman Corporation
                                                                   and NNG, Inc.
                                                  Pursuant to Rule 425 Under the
                                                          Securities Act of 1933
                                        Subject Company: Litton Industries, Inc.
                                                   Commission File No: 333-54800

                                                               Contact: Jim Taft
                                                                  (310) 201-3335

For Immediate Release
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NORTHROP GRUMMAN REFILES
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HART-SCOTT-RODINO NOTIFICATION
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     LOS ANGELES -- Feb. 27, 2001 -- Northrop Grumman Corporation (NYSE: NOC)
announced that it voluntarily withdrew and refiled its Hart-Scott-Rodino (HSR) notification today with the appropriate government agencies to provide added time to complete the review of the company's pending acquisition of Litton Industries Inc. (NYSE: LIT). The company stated that it has had extensive discussions with the regulatory authorities and still expects to complete the tender offer for Litton shares by late March 2001.

     Northrop Grumman also said that it will extend the existing tender offer for all outstanding Litton stock in increments of five business days or less until the HSR and European Union waiting periods have expired as provided in its agreement with Litton. The first of these extensions is expected to occur on Friday, March 2, 2001.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 2000 and has a workforce of approximately 39,000 employees.

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                                                                         0201-34

     NNG, Inc., a wholly-owned subsidiary of Northrop Grumman Corporation, has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with its offer to purchase or exchange all of the outstanding capital stock of Litton Industries, Inc. Litton stockholders should read such Registration Statement and any other relevant documents filed with the SEC carefully before making any decisions with respect to the offer to purchase or exchange because these documents contain important information. Copies of the Registration Statement and any related documents filed with the SEC can be obtained free of charge at the website maintained by the SEC at www.sec.gov.